# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QXO, Inc., CIK 0001236275
CUSIP: 82846H405
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: FIVE AMERICAN LANE, GREENWICH, Connecticut (CT), 06831
Date of event which requires filing of this statement: 04/16/2025
Filed by CIK 0002003870
Persons authorized to receive notices and communications: Jacobs Private Equity II, LLC, Bradley S. Jacobs, Five American Lane, Greenwich, Connecticut (CT), 06831, 203-413-4000

## Reporting persons
- Jacobs Private Equity II, LLC (CIK 0002003870): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 394,218,132; shared voting power 0; sole dispositive power 394,218,132; shared dispositive power 0; aggregate amount beneficially owned 394,218,132 (49% of the class)
  Comment: (1) JPE (as defined below) beneficially owns 394,218,132 Shares (as defined below), which includes (i) 900,000 shares of Preferred Stock (as defined below), which are initially convertible into an aggregate of 197,109,067 Shares at an initial conversion price of $4.566, subject to customary anti-dilution adjustments, and (ii) 197,109,065 warrants to purchase Shares ("Warrants"), which are initially exercisable for an aggregate of 197,109,065 Shares, at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. Bradley S. Jacobs has indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE.
  
  (2) Percentage ownership is calculated based on (i) 409,430,195 Shares outstanding, as reported by the Company (as defined below) in its Proxy Statement on Schedule 14A filed with the SEC (as defined below) on April 2, 2025, plus (ii) 394,218,132 Shares issuable upon conversion of all outstanding Preferred Stock and exercise of the Warrants by the Reporting Persons (as defined below).
- Bradley S. Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 394,218,132; shared voting power 0; sole dispositive power 394,218,132; shared dispositive power 0; aggregate amount beneficially owned 394,218,132 (49% of the class)
  Comment: (1) JPE beneficially owns 394,218,132 Shares, which includes (i) 900,000 shares of Preferred Stock, which are initially convertible into an aggregate of 197,109,067 Shares at an initial conversion price of $4.566, subject to customary anti-dilution adjustments, and (ii) 197,109,065 Warrants, which are initially exercisable for an aggregate of 197,109,065 Shares, at an exercise price of $4.566 per share with respect to 50% of the Warrants, $6.849 per share with respect to 25% of the Warrants, and $13.698 per share with respect to the remaining 25% of the Warrants, in each case subject to customary anti-dilution adjustments. Bradley S. Jacobs has indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE.
  
  (2) Percentage ownership is calculated based on (i) 409,430,195 Shares outstanding, as reported by the Company in its Proxy Statement on Schedule 14A filed with the SEC on April 2, 2025, plus (ii) 394,218,132 Shares issuable upon conversion of all outstanding Preferred Stock and exercise of the Warrants by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: QXO, Inc.
Address of issuer's principal executive offices: FIVE AMERICAN LANE, GREENWICH, Connecticut (CT), 06831
Comment: This Amendment No. 4 amends the Schedule 13D previously filed with the U.S. Securities and Exchange Commission (the "SEC") by Jacobs Private Equity II, LLC, a Delaware limited liability company ("JPE"), and Bradley S. Jacobs ("Jacobs" and, together with JPE, the "Reporting Persons") on December 13, 2023, as amended by Amendment No. 1, filed April 15, 2024, Amendment No. 2, filed June 6, 2024 and Amendment No. 3, filed June 17, 2024 (collectively, the "Schedule 13D"), relating to the common stock, par value $0.00001 per share (the "Shares"), of QXO, Inc., a Delaware corporation (the "Company"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to include the following:

Lock-Up Agreements

On April 16, 2025, JPE and Jacobs each entered into a "lock-up" agreement (the "Lock-Up Agreements") with Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (collectively, the "Underwriters"). Pursuant to the terms of the Lock-Up Agreements, the Reporting Persons have agreed, without the prior consent of the Underwriters, to not, during the period commencing on April 16, 2025 and ending 90 days after the date of the final prospectus relating to the Company's public offering of Shares (the "Lock-Up Period"), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or shares of the Company's preferred stock, par value $0.001 per share ("Preferred Stock"), in each case, beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or any other securities so owned convertible into or exercisable or exchangeable for Shares or Preferred Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or Preferred Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Shares, Preferred Stock or such other securities, in cash or otherwise. Such restrictions in the Lock-Up Agreements are subject to customary exceptions.

The foregoing summary of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is attached as Exhibit 99.12 hereto and is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following:

Exhibit 99.12 - Form of Lock-Up Agreement, dated April 16, 2025.

## Signatures
- Jacobs Private Equity II, LLC: /s/ Bradley S. Jacobs, Bradley S. Jacobs, Managing Member (04/18/2025)
- Bradley S. Jacobs: /s/ Bradley S. Jacobs, Bradley S. Jacobs (04/18/2025)